Exhibit 99.1

Ad hoc release

Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera AG signs non-binding term sheet for licensing agreement for Ameluz® in Poland with medac GmbH Sp. z o.o.

Leverkusen, Germany, March 13, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) today signed a non-binding term sheet for an exclusive license agreement with medac GmbH Sp. z o.o., the Polish branch of medac Gesellschaft für klinische Spezialpräparate mbH, for the marketing of Ameluz® and BF-RhodoLED® in Poland.

Ameluz® has a centralized European drug approval which currently includes the treatment of mild and moderate actinic keratoses, field cancerization, photodynamic therapy with daylight, as well as nodular and superficial basal cell carcinoma. Ameluz® is used in combination with daylight or a red-light lamp, Biofrontera’s BF-RhodoLED®.

The term sheet contains terms and conditions regarding the amount of the one-time upfront payment of around EUR 200,0000, the term of approximately 5 years, the transfer price for Ameluz® and BF-RhodoLED®, as well as local regulatory responsibilities in Poland.

medac Gesellschaft für klinische Spezialpräparate mbH is a global pharmaceutical company based in Germany, which has been specializing in the treatment and diagnosis of oncological, urological and autoimmune diseases. In Poland, the company has a leading sales structure in dermatology.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com

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